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                                                                   EXHIBIT 23.02

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 1, 1997, in the Registration Statement (Form S-
1) and related Prospectus of At Home Corporation for the registration of 9,200,000 shares of its Series A common stock.

San Jose, California
May, 1997

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  The foregoing report is in the form that will be signed upon determination of the share price for common shares in this offering and calculation of pro forma net loss per share, if no other events have occurred from May 1, 1997 to the date of such determination that would affect the consolidated financial statements and notes thereto.

                                                              Ernst & Young LLP

San Jose, California
May 15, 1997